Exhibit 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $0.29 for the three months ended March 31, 2007 were calculated by dividing net income of $307,000 for the period January 1, 2007 to March 31, 2007 by the weighted-average number of common shares outstanding of 1,070,208.